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                             March 7, 2022

       Jeffery D. Johnson
       Chief Executive Officer
       Cuentas Inc.
       235 Lincoln Rd., Suite 210
       Miami Beach, FL 33139

                                                        Re: Cuentas Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 14,
2022
                                                            File No. 333-262727

       Dear Mr. Johnson:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 Filed February 14, 2022

       General

   1. Please update your financial statements and related financial information in accordance with Rule 8-08(b) of
Regulation S-X. You will need to include your audited financial statements or file and
incorporate by reference your annual report for fiscal year ended
                                                        December 31, 2021
before we will accelerate the effective date of your registration statement.
 Jeffery D. Johnson
FirstName   LastNameJeffery D. Johnson
Cuentas Inc.
Comapany
March       NameCuentas Inc.
       7, 2022
March2 7, 2022 Page 2
Page
FirstName LastName
2. We note that you have included financial statements for SDI Black as of and for the years ended December 31, 2020 and 2019 and for the interim period ended September 30,
         2021. Please update to include the financial statements for the two most recent fiscal years and pro forma information as required by Rule 3-05 and Article 11 of Regulation S-
         X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Jennifer L  pez Molina at
(202) 551-3792
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Matthew Bernstein